UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

CONTROL CHIEF HOLDINGS, INC.

(Name of Issuer)

CONTROL CHIEF HOLDINGS, INC.

(Name of Person Filing Statement)

Common Stock, $0.50 par value

(Title of Class of Securities)

212343107

(CUSIP Number of Class of Securities)

Douglas S. Bell

Control Chief Holdings, Inc.

P.O. Box 141

200 Williams Street

Bradford, Pennsylvania, 16701

(814) 368-4132

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of

person filing statement)

This statement is filed in connection with (check the appropriate box):
(a)	[X]	The filing of solicitation materials or an information statement subject to
Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b)	[ ]	The filing of a registration statement under the Securities Act of 1933.
(c)	[ ]	A tender offer.
(d)	[ ]	None of the above.

Check the following box if the soliciting material or information statement referred to in checking box (a) are preliminary copies: [X]

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
$149,020.00	$29.84*

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.**

Notes:

* The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, equals 1/50 of 1% of the transaction valuation.

** Fee paid upon filing of Rule 13E-3 Transaction Statement on June 4, 2002 (File No. 5-41044).

INTRODUCTION

This Amendment No. 1 to Rule 13E-3 Transaction Statement (this "Amendment No. 1") amends the Rule 13E-3 Transaction Statement (as amended by this Amendment No. 1, this "Schedule 13E-3") filed by Control Chief Holdings, Inc. (the "Company") on June 4, 2002 with respect to the class of its equity securities of the Company that is the subject of a Rule 13e-3 transaction. The Company is submitting to its shareholders a proposal to approve and adopt a Certificate of Amendment to the Company's Certificate of Incorporation providing for (a) a one-for-100 reverse stock split of the Company's common stock, par value $0.50 per share (the "Common Stock"), and (b) a cash payment of $373 for each share of Common Stock on a post-split basis (or $3.73 per share on a pre-split basis) (the "Cash Consideration") in lieu of the issuance of any resulting fractional shares of Common Stock to each shareholder whose ownership would include or consist of less than one share of the Company's Common Stock following such reverse stock split (the "Fractional Shareholders") (items (a) and (b) will be considered one transaction and is referred to herein as the "Reverse Stock Split"). The Reverse Stock Split is upon the terms and subject to the conditions set forth in the Company's Proxy Statement (the "Proxy Statement") for the Company's Annual Meeting scheduled to be held on August __, 2002 (the "Annual Meeting"). A copy of the Proxy Statement is filed as an exhibit to this Schedule 13E-3 and is incorporated herein by reference in its entirety. The other purposes of the annual meeting are to elect five (5) members of the Board of Directors, to approve an amendment to the Company's Bylaws creating a classified board of directors consisting of three classes of directors with terms expiring, respectively, in 2002, 2003 and 2004 and each third year thereafter, to approve the selection of Diefenbach, Delio, Kearney & DeDionisio as the Company's independent certified public accountants, and to transact such other business as may properly come before the Annual Meeting.

The information contained in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the preliminary Proxy Statement. Capitalized terms used but not defined herein shall have the meanings given to them in the Proxy Statement.

Item 1. Summary Term Sheet

The Summary Term Sheet required by Item 1 of this Schedule 13E-3 is contained in the Proxy Statement, which is the disclosure document to be provided to shareholders in connection with the Reverse Stock Split, under the caption "Summary of Terms of Reverse Stock Split."

Item 2. Subject Company Information

(a) Name and Address: The name of the Company is Control Chief Holdings, Inc. The complete mailing address of the Company's principal executive offices is P.O. Box 141, 200 Williams Street, Bradford, Pennsylvania, 16701. The Company's telephone number is (814) 368-4132.

(b) Securities: The number of shares of Common Stock outstanding as of July 24, 2002 was 986,837 shares.

(c) Trading Market and Price: The information required by this Item 2(c) is incorporated by reference to the section of the Proxy Statement under Proposal 3 captioned "Price Range of Common Stock and Dividend Policy."

(d) Dividends: The information required by this Item 2(d) is incorporated by reference to the section of the Proxy Statement under Proposal 3 captioned "Price Range of Common Stock and Dividend Policy."

(e) Prior Public Offering: The Company has not made an underwritten public offering of its securities during the past three years.

(f) Prior Stock Purchases: Since January 1, 2000, the Company has repurchased a total of 8,045 shares of Common Stock from individual shareholders in private transactions. The following chart shows, for each quarter during such period, the aggregate number of shares purchased, the range of prices paid and the average purchase price:

Quarter Ended	Number of Shares	High	Low	Average Price
March 31, 2000	31	$4.00	$4.00	$4.00
June 30, 2000	1,516	$4.63	$4.03	$4.61
September 30, 2000	1,249	$4.44	$4.25	$4.29
December 31, 2000	5,156	$4.00	$4.00	$4.00
March 31, 2001	---	---	---
June 30, 2001	---	---	---
September 30, 2001	93	$2.80	$2.80	$2.80
December 31, 2001	---	---	---
March 31, 2002	---	---	---
June 30, 2002	---	---	---

Item 3. Identity and Background of Filing Person
(a)

Name and Address: The filing person is the Company. The required information regarding the Company is set forth in Item 2(a) above. The name of each director and executive officer of the Company is incorporated by reference to the sections of the Proxy Statement under Proposal 2 captioned "Nominees for Director" and "Executive Officers." The address of each director and executive officer of the Company is c/o Control Chief Holdings, Inc., P.O. Box 141, 200 Williams Street, Bradford, PA 16701.

(b)	Business and Background of Entities: Not applicable.
(c)	Business and Background of Natural Persons: The following information relates to the directors and executive officers of the Company:

(1) The current principal occupation or employment and the name, principal business and address of any other corporation or other organization in which the employment or occupation is conducted is incorporated by reference to the sections of the Proxy Statement under Proposal 2 captioned "Nominees for Director" and "Executive Officers."

(2) Information regarding the material occupations, positions, offices or employment during the past five years for each director and executive officer of the Company is incorporated by reference to the sections of the Proxy Statement under Proposal 2 captioned "Nominees for Director" and "Executive Officers."

(3) No director or executive officer of the Company has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

(4) No director or executive officer of the Company has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(5) Each director and executive officer of the Company is a citizen of the United States.

Item 4. Terms of the Transaction

(a) Material Terms:

(1) Tender Offers: Not applicable.

(2): Mergers or Similar Transactions: The following information is provided with respect to the Reverse Stock Split:

(i) Description of the Transaction: The information required by this Item 4(a)(2)(i) is incorporated by reference to the sections of the Proxy Statement under Proposal 3 captioned "Introduction" and "Purpose of the Reverse Stock Split."

(ii) Consideration Offered to Security Holders: The information required by this Item 4(a)(2)(ii) is incorporated by reference to the section of the Proxy Statement captioned "Special Factors Relating to the Reverse Stock Split, Introduction."

(iii) Reasons for Engaging in the Transaction: The information required by this Item 4(a)(2)(iii) is incorporated by reference to the section of the Proxy Statement captioned "Special Factors Relating to the Reverse Stock Split, Purpose of the Reverse Stock Split."

(iv) Vote Required for Approval of the Transaction: The affirmative vote of the holders of a majority of the votes represented and voting at the Annual Meeting is required to approve the Reverse Stock Split.

(v) Material Differences in Rights of Security Holders: The information required by this Item 4(a)(2)(v) is incorporated by reference to the section of the Proxy Statement "Special Factors Relating to the Reverse Stock Split, Certain Effects of the Reverse Stock Split."

(vi) Accounting Treatment: The accounting effects of the Reserve Stock Split on the Company's balance sheet are discussed in the section of Proxy Statement captioned "Special Factors Relating to the Reverse Stock Split, Background and Reasons for the Reserve Stock Split," which is incorporated by reference into this Item 4(a)(vi). Further discussion of the accounting treatment of the Reverse Stock Split would not be material to shareholders and therefore is not included

(vii) Federal Income Tax Consequences of the Transaction: The information required by this Item 4(a)(2)(vii) is incorporated by reference to the section of the Proxy Statement captioned "Special Factors Relating to the Reverse Stock Split. Certain Federal Income Tax Consequences."

(b) Purchases: The information required by this Item is incorporated by reference to the section of the Proxy Statement captioned Special Factors Relating to the Reverse Stock Split, "Interests of Certain Persons in the Reverse Stock Split; Conflicts of Interest."

(c) Different Terms: The terms of the Reverse Stock Split will apply equally to all shareholders, although as a result of the Reverse Stock Split, shareholders holding fewer than 100 shares of Common Stock immediately prior to the Reverse Stock Split will cease to be shareholders of the Company.

(d) Appraisal Rights: There are no appraisal rights under New York law relating to the Reverse Stock Split.

(e) Provisions for Unaffiliated Security Holders: The Company has not made arrangements to provide unaffiliated shareholders with access to corporate files in connection with the Reverse Stock Split but will consider written requests from shareholders for particular information. The Company has not made arrangements to obtain counsel or appraisal services for unaffiliated shareholders at the expense of the Company.

(f) Eligibility for Listing or Trading: Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(a) Transactions.

    The information required by this item is incorporated by reference to the section of the

    Proxy Statement captioned "Certain Relationships and Related Party Transactions."

    The information required by this item is incorporated by reference to the section of the

Proxy Statement captioned "Certain Relationships and Related Party Transactions."

(b) Significant Corporate Events: During the past two years there have been no negotiations, transactions or material contacts between the Company and its directors, executive officers or other affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Company's securities, election of the Company's directors, or sale or other transfer of a material amount of the Company's assets. However, Douglas S. Bell, President and Chief Executive Officer and the principal shareholder of the Company, owns approximately 43% of the outstanding shares of Common Stock and, therefore, has the voting power to influence the shareholder vote as to the Reverse Stock Split and election of directors.

(c) Negotiations or Contracts: During the past two years there have been no negotiations or material contacts between the Company or any director, executive officer or other affiliate of the Company and any person not affiliated with the Company who would have a direct interest in such matters concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of the Company's securities, election of the Company's directors, or sale or other transfer of a material amount of the Company's assets.

(d) Conflicts of Interest: Not applicable.

(e) Agreements Involving the Company's Securities: There are no agreements, arrangements, or understandings between the Company or any of its directors, executive officers or other affiliates and any other person with respect to any of the Company's securities.

Item 6. Purposes of the Transaction and Plans or Proposals

(a) Purposes: Not applicable.

(b) Use of Securities Acquired: The information required by this Item 6(b) is incorporated by reference to the section of the Proxy Statement captioned "Special Factors Relating to the Reverse Stock Split, Certain Effects of the Reverse Stock Split." The information required by this Item 6(b) with respect to directors and executive officers of the Company is inapplicable because such persons will not be acquiring any securities pursuant to the Reverse Stock Split.

(c) Plans:

(1) There are no plans, proposals or negotiations involving the Company or any of its directors or executive officers that relate to or would result in a merger, reorganization, liquidation or other extraordinary transaction involving the Company or any subsidiary.

(2) There are no plans, proposals or negotiations involving the Company or any of its directors or executive officers that relate to or would result in a purchase, sale or transfer of a material amount of assets of the Company.

(3) There are no plans, proposals or negotiations involving the Company or any of its directors or executive officers that relate to or would result in a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(4) The Board of Directors of the Company has proposed to amend the Company's bylaws to create a classified board of directors consisting of three classes as set forth in the section of the Proxy Statement captioned "Proposal 1, Amendment to Bylaws Creating Classified Board," which section is incorporated by reference herein.

(5) There are no plans, proposals or negotiations involving the Company or any of its directors or executive officers that relate to or would result in any other material change in the Company's corporate structure or business.

(6) If the Reverse Stock Split is implemented, the Company intends to terminate the listing of the Common Stock on the Nasdaq Small-Cap Market as set forth in the section of the Proxy Statement captioned "Plans for the Company After the Reverse Stock Split," which section is incorporated by reference herein.

(7) Upon completion of the Reverse Stock Split, the registration of the Common Stock under the Exchange Act will be eligible for termination pursuant to Section 12(g)(4) of the Exchange Act, and the Company intends to terminate such registration as set forth in the section of the Proxy Statement captioned "Plans for the Company After the Reverse Stock Split," which section is incorporated by reference herein.

(8) Not applicable as the Company is not subject to Exchange Act reporting obligations pursuant to Section 15(d) of the Exchange Act.

Item 7. Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction

The information required by this Item 7 is incorporated by reference to the sections of the Proxy Statement captioned "Special Factors Relating to the Reverse Stock Split, Purpose of the Reverse Stock Split" and Special Factors Relating to the Reverse Stock Split, "Certain Effects of the Reverse Stock Split."

Item 8. Fairness of the Transaction

The information required by this Item 8 is incorporated by reference to the section of the Proxy Statement captioned "Special Factors Relating to the Reverse Stock Split, Fairness of the Reverse Stock Split" and "Special Factors Relating to the Reverse Stock Split, Shareholder Approval."

Item 9. Reports, Opinions, Appraisals and Negotiations

In considering and approving the Reverse Stock Split and determining the fairness of the transaction to unaffiliated shareholders, the Special Committee received and relied in part upon the report of Hill, Barth & King, LLC ("HBK") as to the valuation of the Company and the Common Stock (the "Valuation Report"). The information required by this Item 9 relating to HBK and the Valuation Report, including a description of the Valuation Report, is set forth in the Proxy Statement under Proposal 3 under the captions "Background and Reasons for the Reserve Stock Split," "Fairness of the Reverse Stock Split" and "Availability of Information." The Valuation Report is incorporated by reference to Exhibit 3 to the original Schedule 13E-3 filed on June 4, 2002.

Item 10. Source and Amounts of Funds or other Consideration

The information required by this Item 10 as to the Company is incorporated by reference to the section of the Proxy Statement under Proposal 3 captioned "Source and Amount of Funds for and Expenses of the Reverse Stock Split." The information required by this Item 10 is not applicable to the directors and executive officers of the Company because the Company will bear all expenses of the Reverse Stock Split.

Item 11. Interest in Securities of the Subject Company

(a) Security Ownership: The information required by this Item 11 as to beneficial ownership of the Common Stock by associates of the Company (including each director and executive officer of the Company) is incorporated by reference to the sections of the Proxy Statement captioned "Securities Owned by Management" and "Stock Options".

(b) Security Transactions: There have been no transactions by the Company or any executive officer, director or other affiliate with respect to the Common Stock during the last 60 days.

Item 12. The Solicitation or Recommendation

The information required by this Item 12 is incorporated by reference to the section of the Proxy Statement captioned "Special Factors Relating to the Reverse Stock Split, Interests of Certain Persons in the Reverse Stock Split; Conflicts of Interest."

Item 13. Financial Statements

(a) Financial Information: The financial statements of the Company required by this Item 13 are incorporated by reference to the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001, as amended by the Company's Form 10-KSB/A filed on April 30, 2002 amending such Annual Report (together, the "Form 10-KSB") which is incorporated by reference in this Amendment No. 1 to Exhibit 2 to the original Schedule 13E-3 filed on June 4, 2002.

(b) Pro Forma Information: Not applicable as the inclusion of pro forma financial information disclosing the effects of the transaction on the Company's balance sheet, statement of income, earnings per share, ratio of earnings to charges, and book value per share is not material to shareholders.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations: The Company has not retained any agents for solicitation of recommendations in connection with the Reverse Stock Split. The Company will be using its corporate officers and directors in making recommendations and solicitations for the Reverse Stock Split.

(b) Employees and Corporate Assets: The Company will be using corporate funds and the services of its corporate officers to effect the Reverse Stock Split. The Company has retained the services of the law firm of Cohen & Grigsby, P.C. to assist the Company in the preparation of the documents related to the Reverse Stock Split.

Item 15. Additional Information

The information set forth in the Proxy Statement and the Form 10-KSB for the fiscal year ended December 31, 2001, as amended by Form 10-KSB/A filed April 30, 2002, included as Exhibit 1 and Exhibit 2 hereto, respectively, is incorporated by reference in this Item 15.

Item 16. Exhibits

The following documents are being filed as exhibits to this Schedule 13E-3:
No.	Description
1.	Schedule 14A and Form of Proxy Statement
2.

Form 10-KSB for the fiscal year ended December 31, 2001, as amended by Form 10-KSB/A filed April 30, 2002 (incorporated by reference to Exhibit 2 to Rule 13E-3 Transaction Statement filed June 4, 2002)

3.	Valuation Report of Hill, Barth & King, LLC dated April 29, 2002 (incorporated by reference to Exhibit 3 to Rule 13E-3 Transaction Statement filed June 4, 2002)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

CONTROL CHIEF HOLDINGS, INC.

By: /s/Douglas S. Bell
Name: Douglas S. Bell
Title: President and Chief Executive Officer

Dated: July 24, 2002

EXHIBIT INDEX

EXHIBIT	ITEM REFERENCE
1. Proxy Statement	1,2,4,6,7,8,9,10,11,12,15
2. Form 10-KSB for the fiscal year
ending December 31, 2001, as	13(a) and 15
amended by Form 10-KSB/A
filed April 30, 2002
3. Valuation Report of Hill,	9
Barth & King, LLC
dated April 29, 2002

EXHIBIT 1

to

SCHEDULE 13E-3 TRANSACTION STATEMENT

Proxy Statement

See attached.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [X]

Filed by a Party other than the Registrant [ ]

Check the appropriate box:

[X] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e) (2))

[ ] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to ss. 240.14a-11(c) or ss. 240.14a-12

CONTROL CHIEF HOLDINGS, INC.

(Name of Registrant as Specified In Its Charter)

N/A

(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[ ] No fee required

[X] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies: Common stock, $0.50 par value

(2) Aggregate number of securities to which transaction applies: Up to 40,000

    Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined): $3.73

(4) Proposed maximum aggregate value of transaction: $149,200.00

(5) Total fee paid: $29.84

[X] Fee paid previously with preliminary materials.

[X] Check box if any part of the fee is offset as provided by Exchange Act

Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid: $29.84

2) Form, Schedule or Registration Statement No.: Schedule 13E-3

3) Filing Party: Control Chief Holdings, Inc.

4) Date Filed: June 4, 2002

**PRELIMINARY PROXY STATEMENT, SUBJECT TO AMENDMENT**

CONTROL CHIEF HOLDINGS, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Bradford, Pennsylvania

August __, 2002

As a shareholder of Control Chief Holdings, Inc. (the "Company"), you are hereby given notice of and invited to attend in person or by proxy the Annual Meeting of Shareholders of the Company at the Company's Corporate Offices at 200 Williams Street, Bradford, Pennsylvania on August __, 2002, at 10:00 A.M. (local time) for the following purposes:

(1) Approve an amendment to the Company's Bylaws classifying the Board of Directors into three classes;

(2) To elect five directors;

(3) To approve and adopt a Certificate of Amendment to the Company's Certificate of Incorporation (the "Certificate of Amendment") providing for (a) a one-for 100 reverse stock split of the Company's Common Stock, par value $.50 per share (the "Common Stock"), and (b) a cash payment of $373 per share of Common Stock on a post-split basis (or $3.73 per share on a pre-split basis) (the "Cash Consideration") in lieu of the issuance of any resulting fractional shares of Common Stock to any shareholders who, after the reverse stock split, own a fractional share of Common Stock (items (a) and (b) will be considered one proposal and referred to herein as the "Reverse Stock Split");

(4) To approve the selection of Diefenbach, Delio, Kearney & DeDionisio as the Company's independent certified public accountants; and

(5) To transact such other business as may properly come before the Annual Meeting.

The text of the proposed Certificate of Amendment is set forth in Exhibit A to the accompanying Proxy Statement. If the proposed Reverse Stock Split is approved, the shareholders of the Company who own less than one (1) share of Common Stock after giving effect to the Reverse Stock Split will cease to be shareholders of the Company or to have any equity interest in the Company. Such shareholders will receive the Cash Consideration for each fractional share of Common Stock of which they are the owners.

Your Board of Directors believes that the proposed Reverse Stock Split is in the best interests of the Company and its shareholders and is substantively and procedurally fair to all its shareholders, including unaffiliated shareholders. In arriving at its decision to recommend the proposed Reverse Stock Split, the Board of Directors and the independent Special Committee of the Board of Directors carefully reviewed and considered the terms and conditions of the proposed Reverse Stock Split and the factors described in the enclosed Proxy Statement.

Approval of the Certificate of Amendment requires the affirmative vote of the holders of a majority of the Company's issued and outstanding shares of Common Stock, represented and voting at the Annual Meeting.

UPON CONSUMMATION OF THE PROPOSED REVERSE STOCK SPLIT, THE COMPANY WILL TERMINATE THE REGISTRATION OF THE COMPANY'S COMMON STOCK UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND THE LISTING OF THE COMMON STOCK ON THE NASDAQ SMALL-CAP MARKET, AND WILL NO LONGER FILE REPORTS WITH THE SECURITIES AND EXCHANGE COMMISSION.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Board of Directors has fixed the close of business on June 13, 2002 as the record date (the "Record Date") for the determination of shareholders entitled to notice of and to vote at the meeting and any adjournment(s) thereof. Only shareholders of record at the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting.

By Order of the Board of Directors

/s/Douglas S. Bell
Douglas S. Bell
Chairman

Whether or not you expect to attend the Annual Meeting, and no matter how many shares you owned on the Record Date, your vote is important.

PLEASE INDICATE YOUR VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD, DATE AND SIGN IT, AND RETURN IT IN THE ENVELOPE PROVIDED, WHICH IS ADDRESSED FOR YOUR CONVENIENCE AND NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. IN ORDER TO AVOID THE ADDITIONAL EXPENSE OF FURTHER SOLICITATION, WE ASK YOUR COOPERATION IN MAILING YOUR PROXY PROMPTLY.

CONTROL CHIEF HOLDINGS, INC.

200 Williams St., Bradford, Pennsylvania 16701

PROXY STATEMENT

Solicitation of Proxy

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Control Chief Holdings, Inc. (the "Company") of proxies for use at the Annual Meeting of Shareholders to be held at the Company's Corporate Offices at 200 Williams Street, Bradford, Pennsylvania on August __, 2002, at 10:00 a.m. EDT and any adjournments thereof. The matters to be considered and acted upon at such meeting are referred to in the accompanying Notice of Annual Meeting and are more fully discussed herein.

The record date for the determination of shareholders entitled to vote at the meeting is the close of business on June 13, 2002. On that date, 986,837 shares of the Company's Common Stock, par value $.50 per share (the "Common Stock"), were outstanding. Each share of Common Stock entitles the holder thereof to one (1) vote.

The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the outstanding Common Stock constitutes a quorum for the Annual Meeting and for acting on the matters specified in the Notice. Each share of Common Stock is entitled to one vote on each of the matters properly presented at the Annual Meeting. Cumulative voting in the election of directors is not permitted. Assuming a quorum is present, directors will be elected by a plurality of votes cast at the meeting. Under applicable law, abstentions and broker non-votes will be counted for purposes of establishing a quorum, but will have no effect on the vote for election of directors or the vote as to any other matters properly discussed and voted on at the Annual Meeting.

Shares represented by proxies will be voted in accordance with the specifications made on the proxy card by the shareholder. Any proxy not specifying to the contrary will be voted FOR all proposals.

This Proxy Statement and the form of proxy are being mailed to shareholders on or about August __, 2002.

Revocation of Proxy

A proxy may be revoked by a shareholder at any time prior to its use by filing with the Company a duly executed proxy bearing a later date or by giving written notice of such revocation to the Secretary of the Company. A proxy is also subject to revocation if the person executing the proxy is present at the meeting and chooses to vote in person.

Annual Report

The combined annual report and Form 10-KSB of the Company for the year ended December 31, 2001, as amended by Amendment No. 1 thereto filed on April 30, 2002, is enclosed with this Proxy Statement.

Summary of Terms of Reverse Stock Split

As set forth in the Notice of Annual Meeting accompanying this Proxy Statement, the Board of Directors of the Company has submitted to the shareholders for approval at the Annual Meeting a proposal to amend the Company's Certificate of Incorporation by adopting a Certificate of Amendment in the form attached to this Proxy Statement as Exhibit A (the "Certificate of Amendment") providing for (a) a one-for 100 reverse stock split of the Common Stock and (b) a cash payment of $373 per share of Common Stock on a post-split basis (or $3.73 per share on a pre-split basis) (the "Cash Consideration") in lieu of the issuance of any resulting fractional shares of Common Stock to any shareholders who, after the reverse stock split, own a fractional share of Common Stock (items (a) and (b) will be considered one proposal and referred to herein as the "Reverse Stock Split"). The following is a summary of the terms of the Reverse Stock Split, which is described in more detail in this Proxy Statement under "Special Factors Relating to the Reverse Stock Split" and "Proposal 3 -- Amendments to Certificate of Incorporation For Reverse Stock Split":

    The Board of Directors of the Company has approved, and recommended that the shareholders approve, a 1:100 reverse split of the Common Stock. Each 100 shares of Common Stock outstanding immediately prior to the completion of the Reverse Stock Split will be automatically converted into one (1) share of Common Stock.
    The Company will require that each resulting fractional share of Common Stock, that is, each share representing less than one (1) full share of Common Stock ("Fractional Share"), be exchanged by the holder of such Fractional Share for a cash payment equal to $373 per share of Common Stock on a post-split basis, or $3.73 per share on a pre-split basis (the "Cash Consideration").
    As a result of the Reverse Stock Split, persons who hold fewer than 100 shares of Common Stock immediately prior to the Reverse Stock Split will have their entire equity interest in the Company repurchased as a result of the Reverse Stock Split and will no longer be shareholders of the Company.
    The principal purpose of the Reverse Stock Split is to enable the Company to terminate its status as a reporting company under the Securities Exchange Act of 1934 (the "Exchange Act"), and thereby eliminate the significant expenses associated with being a reporting company, in a manner that is fair both to the Company and its shareholders. The Company expects that upon completion of the Reverse Stock Split, the Common Stock will be held by fewer than 300 holders of record, and that the Company therefore will be entitled to terminate the Exchange Act registration of the Common Stock and thereby cease to be subject to the filing and reporting requirements of the Exchange Act. The Board believes that these expenses outweigh the principal benefits of being a reporting company, namely, affording the Company with access to public markets for issuance of its equity securities and providing shareholders with an organized trading market on which to buy or sell shares of Common Stock.
    The principal advantage to the Company and its shareholders of the Reverse Stock Split is the direct and indirect savings that are expected to be realized by termination of the Company's reporting company status.
    The principal disadvantages of the Reverse Stock Split include the following: (1) shareholders will no longer have an organized trading market in which to purchase and sell Common Stock; (2) the Company will not have access to public equity markets in the event it wishes in the future to raise significant capital; and (3) many of the Company's shareholders (those currently holding fewer than 100 shares) will cease to be shareholders of the Company following the Reverse Stock Split and will not realize the benefits to the Company discussed herein.
    The payment for fractional shares of Common Stock pursuant to the Reverse Stock Split is expected to be a fully taxable transaction for shareholders whose fractional shares are purchased. Accordingly, each shareholder whose fractional share is repurchased by the Company will recognize gain or loss for federal income tax purposes measured by the difference between such shareholder's basis in the fractional share exchanged and the cash received by the shareholder for such fractional shares. Such gain or loss will be capital gain or loss if such share was held as a capital asset.
    The Special Committee of the Board of Directors (the "Special Committee") concluded, and the Board concurred in the Special Committee's conclusion, that the Reverse Stock Split is fair to the shareholders, including the unaffiliated shareholders of the Company, from both a financial and procedural point of view. This conclusion was based primarily on the creation by the Board of the Special Committee (all of the members of which are independent directors) to consider and approve the Reverse Stock Split and the Special Committee's reliance on and consideration of the various factors discussed in the valuation report prepared at the request of the Special Committee by Hill, Barth & King, LLC (the "Valuation Report"). The Valuation Report concluded, based on a number of factors described below under "Special Factors Relating to the Reverse Stock Split, Fairness of the Reverse Stock Split", that the fair value per share of Common Stock was equal to $3.73 per share on a pre-split basis.

Special Factors Relating to the Reverse Stock Split

Introduction

The Board of Directors of the Company has unanimously adopted a resolution approving a Certificate of Amendment to the Company's Certificate of Incorporation (the "Certificate of Amendment") providing for (a) a one-for-100 reverse stock split of the Company's Common Stock and (b) a cash payment of $373 per share of common stock on a post-split basis, or $3.73 per share on a pre-split basis (the "Cash Consideration"), in lieu of the issuance of any resulting fractional shares of Common Stock to any shareholders who, after the Reverse Stock Split, own a fractional share of Common Stock. The steps described in clauses (a) and (b) are referred to together as the "Reverse Stock Split."

Purpose of the Reverse Stock Split

The principal purpose of the Reverse Stock Split is to enable the Company to terminate its status as a reporting company, and thereby eliminate the significant expenses associated with being a reporting company, in a manner that is fair both to the Company and its shareholders. Since 1987, the Company has been subject to the annual and periodic reporting and other requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by virtue of the registration of the Common Stock under the Exchange Act. The Company expects that upon completion of the Reverse Stock Split, the Common Stock will be held by approximately 228 holders of record, and that the Company therefore will be entitled to terminate the Exchange Act registration of the Common Stock and cease to be subject to the filing and reporting requirements of the Exchange Act.

By terminating its status as a reporting company, the Company will avoid the substantial direct and indirect costs associated with compliance with these filing and reporting requirements and maintaining its Nasdaq listing. The Company estimates that it incurs direct costs of approximately $90,000 annually, including Nasdaq listing fees, legal, auditing and printing fees, the cost of preparing annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K, reports and schedules required to be filed by the Company's officers and directors and proxy solicitation materials that comply with Exchange Act requirements. The Company also incurs indirect costs in that its management must devote substantial time and attention to the preparation and review of these filings, the furnishing of information to shareholders, and to other shareholder matters. Since the Company has relatively few executive personnel, the effect of this indirect cost can be substantial.

The Board of Directors of the Company believes that these expenses outweigh the principal benefits of being a reporting company, namely, affording the Company with access to public markets for issuance of its equity securities and providing shareholders with an organized trading market on which to buy or sell shares of Common Stock. The Company has no present intention to raise capital through sales of securities in a public offering or to acquire other business entities using liquid Common Stock as the consideration for such acquisitions. Accordingly, the Company is not likely to make use of this benefit to being a reporting company.

Moreover, although the Common Stock is listed on the Nasdaq Small-Cap Market, the trading market for the Common Stock has been limited over the past several years. During the period from January 1, 1999 to March 31, 2002, the maximum daily trading volume of the Common Stock on the Nasdaq Small-Cap Market was 25,000 shares, with average weekly trading volumes of 2,637, 4,790, 1,148 and 3,308, for 1999, 2000, 2001 and the first quarter of 2002, respectively. Given this limited trading volume, the Company believes that its shareholders do not derive any significant benefit from the listing of the Common Stock on Nasdaq.

The Company presently has approximately 648 shareholders of record. Of the record shareholders, approximately 460 own fewer than 100 shares. In the aggregate, the shares held by such record holders comprise approximately 1.8% of the outstanding voting securities. Such shareholders in particular currently have only limited liquidity for their shares even with the Nasdaq listing of the Common Stock since a sale of their shares in the public markets would ordinarily involve disproportionately high brokerage commissions.

The Board further believes that going private will enhance the Company's competitive position. Most of the Company's direct competitors are privately held companies. The Company believes that it suffers a significant competitive disadvantage because it is required to disclose to the public certain information that its privately held competitors are not required to disclose. This disclosure provides those competitors with considerably more information about the Company than the Company is able to obtain about such competitors.

For those reasons, the Board believes that termination of the Company's status as a reporting company and a publicly traded company is in the best interests of the Company and its shareholders. The Board also has determined, after considering the foregoing factors, that the Reverse Stock Split is the most expeditious and economical way of achieving that purpose and, for the reasons described below under "Fairness of the Reverse Stock Split," believes that the Reverse Stock Split is substantively and procedurally fair to the Company's shareholders, including unaffiliated shareholders.

Background and Reasons for the Reverse Stock Split

Beginning in the spring of 2001, Douglas M. Bell, Chairman of the Board of Directors and Chief Executive Officer of the Company and the beneficial owner of approximately 43% of the outstanding shares of Common Stock of the Company, began to seriously consider whether to propose a transaction that would result in taking the Company private. Mr. Bell's primary reason for considering a going private transaction for the Company was the desire to eliminate the expenses incurred by the Company in complying with Exchange Act and Nasdaq requirements as a publicly traded reporting company. While Bell was aware of these expenses and the extent to which they affected the Company's financial position prior to 2001, his concern was heightened by the trend of declining sales which began in 1999 and was continuing through 2001. In addition, by 2001 Mr. Bell believed that the Company had in place a management team that was capable of continuing to operate the Company's business successfully while at the same time planning and implementing a going private transaction. Bell was also increasingly concerned that the negative effects of the Company having to disclose information about it and its business by virtue of its status as a public company was having an adverse effect on the business since its privately owned competitors had access to significantly more information about the Company than the Company had about such competitors.

Accordingly, in the summer of 2001 Bell met with the Company's outside legal counsel and asked such counsel to analyze the various types of transactions that might be effected in order to take the Company private. The transactions considered included (1) a tender offer by Bell (or a corporation controlled by Bell) offering to acquire all other outstanding shares of Common Stock; or at least a sufficient number of shares to permit a merger of the Company into Bell's corporation following completion of the tender offer; (2) a tender offer by the Company seeking to acquire shares from a sufficient number of shareholders to reduce the total number of shareholders to less than 300, thereby enabling the Company to terminate its status as a reporting company.

Following review of the information prepared by the Company's counsel summarizing the steps to be taken in order to effect such a transaction, Bell determined not to undertake such a transaction himself because he was not in a financial position to tender offer and felt that the expense of an issuer tender offer likely outweighed the benefits. Mr. Bell and Company counsel discussed the idea of a reverse stock split of the Common Stock designed to reduce the number of record holders of Common Stock to enable the Company to terminate its Exchange Act registration.

Bell presented the idea of taking the Company private at a regular meeting of the Board of Directors of the Company held on August 27, 2001. All members of the Board of Directors were present at this meeting. At the meeting Bell reviewed with the Board the primary alternatives being considered, including an issuer tender offer, privately negotiated repurchases of shares by the Company, and a reverse stock split. Bell indicated that he had considered but was not interested in making a tender offer himself to acquire control of the Company, but felt that the potential benefit to the Company in terms of cost savings from such a transaction was such that it was in the Company's best interest to explore going private.

Subsequently the Board held a regular meeting on November 16, 2001, in which all of the Company's directors participated. At this meeting, Bell reviewed again the reasons why he believed the Company should take steps to terminate its reporting company status, including the benefits to be realized by termination of the Company's reporting obligations, the cost savings (both direct and indirect) and competitive advantages in terms of limiting competitors' access to information about the Company.

The principal factor cited by Bell in making the determination to propose a going private transaction was the desire to eliminate the substantial costs of remaining a public company as described above under "Purpose of the Reverse Stock Split". The Company estimates that it currently expends approximately $90,000 per year to comply with its Exchange Act reporting and compliance requirements and to maintain the listing of the Common Stock on Nasdaq. Management believes that the elimination of such expenses would increase the amount of cash available to the Company to grow its business, which would provide long-term value to shareholders.

The Board concurred in Mr. Bell's view that these costs outweigh the limited benefits of the Company and its shareholders of being a reporting company and maintaining its Nasdaq listing:

  Neither the Company nor its shareholders derive any material benefit from the continued registration of the Company's Common Stock under the Exchange Act. The Company's stock performance in recent years suggests that it is unlikely that shareholders will realize any meaningful appreciation in the value of the Company's shares of Common Stock and therefore the Company will not be able to benefit from having access to the public markets for capital. Moreover, the Company's current plans do not contemplate any attempt to raise capital through a public offering of its equity securities.
  Although the Common Stock has been listed on the Nasdaq Small Cap Market since 1987, trading in the Common Stock has historically been limited and sporadic in recent years. As noted above, since January 1, 1999 the average weekly trading volume of the Common Stock has not exceeded 4,790 shares, nor has the daily volume of trading exceeded 25,000 shares. The Board concluded that given the low level of market interest in the Common Stock, maintaining the Company's Nasdaq listing is not of significant benefit to shareholders.
  A significant number of the Company's shareholders hold less than 100 shares. Of the approximately 648 shareholders of record, approximately 460 own fewer than 100 shares of Common Stock. Thus, even if a more active trading market developed for the Common Stock, holders of fewer than 100 shares would nonetheless have limited opportunities to realize any value for their shares since the sale of their shares would ordinarily involve disproportionately high brokerage commissions.

The Board discussed the above factors supporting a going private transaction. Board members then discussed the negative effects such a transaction would be likely to have on shareholder liquidity. Board members also asked Bell whether, in his view, the Company had any expectation of conducting a public offering to raise capital in the next two to three years. Bell indicated his belief that the Company would not be likely to do so in the next several years.

The Board concluded that even though the proposed transaction would adversely affect the ability of shareholders to purchase and sell shares of Common Stock (since the Company no longer would be a Nasdaq company) and limit the amount of information concerning the Company that would be publicly available to shareholders, the benefits of going private outweighed the detriments.

Having concluded that taking the Company private is in the best interests of the Company, the Board discussed the various methods for accomplishing this goal. From a procedural point of view, the Board concluded that a reverse stock split was preferable to the two other possible methods of going private under consideration, both involving purchases of shares by the Company in sufficient quantities to reduce the number of shareholders below 300: (1) privately negotiated or open market purchases by the Company and (2) commencement of an issuer tender offer. The Board concluded, based on the views of Mr. Bell in consultation with counsel to the Company, that these two alternatives were less attractive than a reverse stock split for several reasons:

  There would be no assurance that purchasing stock in isolated transactions or pursuant to an issuer tender offer would result, within a reasonable period of time, in enough shareholders selling or tendering their shares to reduce the number of shareholders to a number that would enable the Company to deregister (300 or fewer).
  The Board was concerned that commencement of an issuer tender offer by the Company might result in the Company becoming obligated to repurchase significantly more shares than it will repurchase in the Reverse Stock Split in order to achieve the purpose of the going private transaction (to reduce the number of shareholders), since all shares held by tendering holders would have to be repurchased. The higher cost of such repurchases would have to be financed by borrowings or means other than the Company's available cash resources, thus preventing such cash resources from being used to promote the growth of the Company's business.
  The legal and other transaction costs to implement the issuer tender offer in particular would be substantially greater than the costs to implement the Reverse Stock Split.

The Board also discussed with the Company's outside legal counsel and auditors the appropriate ratio for a reverse stock split. Management recommended, based on advice of counsel and auditors, that a ratio of 1:100 would reduce the shareholder population below 300 while allowing adequate margin for any increase in the number of shareholders that might occur prior to the effectiveness of the reverse stock split (for example, as a result of holders with shares in "street name" requesting that share certificates be issued in their own name, or persons other than current shareholders purchasing shares). Management felt, and the Board concurred, that a lower ratio created a risk that the Company would still have more than 300 shareholders following completion of the reverse stock split.

As a result of the foregoing, the Board, while not formally approving a reverse stock split, directed management to continue to explore, in consultation with the Company's outside legal counsel, a reverse stock split followed by repurchase of fractional shares and determine what detailed steps would have to be taken to effect the reverse stock split.

Between November 2001 and February 2002, the illness and death (in January 2002) of Michael Zurat, Executive Vice President and a Director of the Company, prevented the Company's management from devoting its attention to the reverse stock split transaction, since Mr. Bell and other senior employees were required to devote additional time to operating the Company's business. It was not until February, 2002 that management was prepared to move forward with the transaction.

At the February 18, 2002 at which all members of the Board other than Mr. George were present, the Board of Directors again reviewed the factors described above. Counsel to the Company was also present at the meeting and made a brief presentation to the Board reviewing the advantages and disadvantages discussed above of the reverse stock split and each of the other alternatives. Members of the Board asked a number of questions of counsel to the Company and management concerning the steps required to be taken to implement the reverse stock split, the cost of this type of transaction as compared to the other alternatives that were considered, and the anticipated reaction of shareholders (both those whose entire interest would be repurchased in the transaction and those who would remain shareholders following the transaction) to the transaction. In particular, several Board members expressed the view that many current shareholders were likely to not only not object to the transaction, but inquire as to whether the Company also intended to repurchase their remaining shares as a part of or at some point following completion of the transaction.

Following this discussion, the Board adopted a resolution confirming its decision to proceed with Reverse Stock Split. In order to ensure that the fairness of the transaction to unaffiliated shareholders was given adequate consideration, the Board created a special committee of the Board of Directors (the "Special Committee") consisting of Craig A. Hartburg, Mark A. George and David I. Cohen, each of whom is an outside director of the Company. The Special Committee was charged with the responsibility of reviewing and approving the terms of the Reverse Stock Split, including the Cash Consideration, and taking any other steps it felt to be appropriate with regard to ensuring that the Reverse Stock Split was fair to the unaffiliated shareholders.

In this regard, the Special Committee, upon the advice of counsel to the Company, determined to engage an independent valuation firm to determine the fair value of the Common Stock for purposes of the Reverse Stock Split. The Special Committee commissioned Hill, Barth & King, LLC ("HBK") to conduct this independent valuation. HBK was selected based on its over 20 years of experience in preparing company valuations. In particular, Joseph J. Evans, the appraiser assigned by HBK to perform the valuation of the Company, has over 7 years experience in performing valuations and is certified by the American Institute of Certified Public Accountants (Accredited in Business Valuation) and the National Association of Certified Valuation Analysts (Certified Valuation Analyst). HBK was selected based on its reputation and the prior experience of the Company's outside legal counsel with regard to HBK's performance. There are no material business, personal or other relationships between HBK or any of its officers or directors and the Company or its officers, directors or affiliates. The Special Committee agreed to pay HBK a fee of $15,000 for its services.

The Special Committee approved the appointment of HBK in March 2002. HBK was instructed to prepare a valuation of the Company as of December 31, 2001. HBK was informed at the time of its engagement that the Company was considering a recapitalization of the Company that would entail the repurchase of certain shares held by minority shareholders at fair value, termination of the Company's Nasdaq listing and implementation of a "going private" transaction. HBK stated in its Valuation Report that it was evaluating the subject interest on a control basis without regard to minority discount, and was assuming that current management would remain in place and that no sale of the Company was likely for the foreseeable future.

During March and April 2002, Mr. Evans met management and other Company personnel to obtain and discuss the relevant financial and other information relating to HBK's valuation of the Company. Management and/or the Company's auditors who provided historical financial information, including, among other things, information about the Company's business and markets, and information about the appraised value of the Company's assets.

HBK's valuation of the Company considered both external and internal factors exerting influence on the Company and affecting fair value, including general economic conditions that prevailed and were reasonably expected as of the valuation date, conditions, trends and opportunities within the Company's industry and industries it is dependent on, and the perceived investment quality of the Company's securities at the control level of value. In addition, HBK considered internal factors about the Company, such as the market value of assets, earnings and net cash flow capacity and market opportunities from the perspective of a control investor.

The Valuation Report, in analyzing these factors, estimated the fair value of the Common Stock using two primary approaches: (1) an income-based approach taking into account estimated future net cash flow, the timing of expected cash flows and the uncertainty to the equity holders of receiving such future cash flows; and (2) an asset-based approach taking into account factors relating to the market value of the Company's assets on a control basis, that is, looking at the realizable value of the Company's assets viewed on a control basis without regard to adjustments to control value such as minority discount or lack of marketability discount. In the course of preparing the Valuation Report, HBK consulted with counsel to the Company to confirm appropriate legal standards under New York law for determining fair value, and the appropriate treatment of the value of the Company's leasehold improvements.

On or about April 30, 2002, HBK delivered to the Company, its counsel and the Special Committee its report dated April 29, 2002 with respect to the valuation of the Company and the Common Stock as of December 31, 2001 (the "Valuation Report"). The Valuation Report set forth HBK's estimate of the fair value per share of the Common stock as equal to $3.73 (on a pre-split basis). HBK did not make a recommendation that the Company offer to pay $3.73 per pre-split share in the Reverse Stock Split, but only stated its estimate of the fair value per share of the Common Stock. The Valuation Report and the factors reviewed by HBK in preparing its valuation of the Company are discussed below under "Fairness of the Reverse Stock Split."

Following delivery of the Valuation Report, the Special Committee met on May 7, 2002. Each of the members of the Special Committee was present at the meeting; in addition, counsel to the Company participated by telephone conference, and Mr. Evans attended the meeting on behalf of HBK to respond to questions and to discuss the Valuation Report and the factors cited in the Valuation Report in connection with the assessment of fair value. The Special Committee members asked questions of Mr. Evans relating to why HBK concluded that the fair value of the Common Stock was equal to the value obtained by applying the asset-based valuation methodology described above, as compared to the income-based methodology or to historical and current market transaction prices (both of which, according to the Valuation Report, yielded a significantly lower valuation). The Special Committee members also discussed with Mr. Evans generally his perception, based on the information it reviewed, of the Company's competitive position and prospects and the current industry and general economic trends discussed in the Valuation Report.

Following its discussion of the Valuation Report with Mr. Evans, the Special Committee, for the reasons described below under "Fairness of the Reverse Stock Split", approved the Cash Consideration of $3.73 per pre-split share on the basis that it represented fair value for the Common Stock and recommended that the Board approve the Reverse Stock Split. Subsequently, at a Board meeting held on May 7, 2002 after the Special Committee meeting, the Special Committee summarized its recommendation and the reasons therefor. Following such summary, the Board voted to approve the Cash Consideration and the Reverse Stock Split on the terms approved by the Special Committee and adopted the Special Committee's reasons for entering into the Reverse Stock Split.

The terms of the specific proposal for the Reverse Stock Split were then outlined. It was proposed that the Board of Directors approve a Certificate of Amendment to the Company's Certificate of Incorporation providing for the one for 100 Reverse Stock Split of the Company's Common Stock and that such Certificate of Amendment be placed on the agenda for consideration of the shareholders at the Company's Annual Meeting. If the shareholders approve this proposal, then every 100 shares of Common Stock would automatically be converted into one share of Common Stock; no fractional shares of Common Stock would be issued in the Reverse Stock Split and consequently any shareholder whose ownership would include or consist of less than one share of Common Stock (the "Fractional Shareholders") would instead receive cash in an amount equal to the Cash Consideration in lieu of the issuance of one share of Common Stock. Upon the effectiveness of the Reserve Stock Split, the Fractional Shareholders whose ownership prior to the Reverse Stock Split constituted less than 100 shares of Common Stock would no longer have any continuing interest as shareholders in the Company. Pursuant to Section 15(d) of the Exchange Act, the Company's obligation to file reports would be suspended and the Exchange Act registration of the Common Stock would be eligible for termination under Section 12(g)(4) of the Exchange Act.

The Company's Certificate of Incorporation would be amended following approval of the Reverse Stock Split to reflect the consummation of the Reverse Stock Split. The number of authorized shares of Common Stock would remain at 5,000,000 and the par value per share of Common Stock would remain unchanged at $0.50.

Fairness of the Reverse Stock Split

The Cash Consideration being offered by the Company for fractional share interests was determined by the Special Committee based primarily on the determination of fair market value set forth in the Valuation Report and the factors cited in the Valuation Report. The Cash Consideration offered by the Company for the Fractional Shares was not determined in arm's length negotiations and therefore does not necessarily reflect the actual market value of the Common Stock.

The Special Committee concluded, and the Board concurred in the Special Committee's conclusion, that the Reverse Stock Split is fair to the shareholders, including the unaffiliated shareholders of the Company, from both a financial and procedural point of view. The conclusion that the Cash Consideration represents fair value to the shareholders is based primarily on the Valuation Report and the factors relied upon by HBK in the Valuation Report. Such factors included the following:

    general economic conditions as of the valuation date;
    conditions, trends and opportunities within the Company's industry (and industries upon which it is dependent);
    the book value of the Common Stock and the financial condition of the business;
    the Company's earning and dividend-paying capacity;
    the absence of goodwill or other intangible value;
    the recent trading history of the Common Stock on Nasdaq (although this factor was not given any weight since the fair value of the Common Stock was assessed on a control basis); and
    internal factors about the Company (such as market value of assets, earnings and net cash flow).

The Valuation Report, in analyzing these factors, estimated the fair value of the Common Stock using two primary approaches: (1) an income-based approach taking into account estimated future net cash flow, the timing of expected cash flows and the uncertainty to the equity holders of receiving such future cash flows; and (2) an asset-based approach taking into account factors relating to the market value of the Company's assets on a control basis, that is, looking at the realizable value of the Company's assets viewed on a control basis without regard to adjustments to control value such as minority discount or lack of marketability discount. The Valuation Report, in concluding that the fair value of the Common Stock was equal to $3.73 per share as of December 31, 2001, concluded that the estimated fair value derived from the asset-based approach was more appropriate in estimating the fair value of the Company than an estimate based on the income-based approach primarily because it reflected a higher level of value that was based on a control level of value. The Valuation Report also estimated fair value using a market approach based on recent transactions in the Common Stock on Nasdaq, but concluded that such estimate should not be accorded any weight due to the limited amount of trading activity in the market as well as the fact that the market value does not assess fair value on a control basis.

The Special Committee and the Board of Directors also considered, but chose not to place significant weight on, certain additional factors in determining the Cash Consideration, including:

  Current and historical market prices for the Common Stock. The Special Committee concluded, as did HBK, that market prices should not be accorded any significant weight due to the limited trading activity in the Common Stock. On May 6, 2002 (the trading day immediately preceding the date of the Special Committee meeting), the closing price per share for the Common Stock on Nasdaq was $3.20, and on July 12, 2002 the closing price per share was $2.99.
  Liquidation value. The Special Committee concluded that the Company's liquidation value was not an appropriate measure of fair value since it did not reflect an assessment of fair value on a control basis or on a going concern basis.
  Purchase prices paid in recent repurchases of Common Stock. Between January 1, 2000 and June 30, 2002 the Company repurchased, in private transactions with individual shareholders, an aggregate of 8,045 shares of Common Stock at prices ranging from $2.80 to $4.63, with the price paid in each transaction based on the market price of the Common Stock at the time of the transaction. Repurchases during 2001 were made at purchase prices averaging $2.80 per share. Because the Special Committee did not view the actual market price as an appropriate factor in determining fair value, it likewise concluded that the prices paid in these privately negotiated transactions should not be accorded any weight in determining fair value.
  Firm offers to acquire control of the Company. The Company has not received, during the past two years, any offers for the merger or consolidation of the Company with or into another company, or vice versa, or the sale or transfer of all or substantially all of the Company's assets to another company, or a purchase of the Company's securities by another person that would enable such other person to exercise control of the Company.

The Special Committee adopted HBK's analysis of the fairness of the Cash Consideration to the Fractional Shareholders and further concluded that there had been no material changes in the Company's financial position since December 31, 2001 that would justify increasing or decreasing the proposed Cash Consideration. In turn, the Board adopted the Special Committee's conclusion as to the fairness of the Cash Consideration.

The Special Committee and the Board of Directors further concluded that, given the lack of a meaningful market for the Common Stock, the Reverse Stock Split afforded smaller shareholders a unique opportunity to receive fair value for their shares. In addition, the Special Committee and the Board believe that the Reverse Stock Split constitutes the most expeditious, efficient, cost effective and fairest method to convert the Company from a reporting company to a privately held non-reporting company in comparison to other alternatives considered by the Company.

In their consideration of the proposed Reverse Stock Split, the Special Committee and the Board also considered the fairness of the transaction from a procedural point of view. The Board of Directors appointed an independent committee of the Board comprised entirely of directors who are not employees of the Company (the Special Committee) to review the fairness of and approve the Reverse Stock Split, and the Committee engaged HBK to prepare the Valuation Report for purposes of assisting it in determining the Cash Consideration to be paid to the Fractional Shareholders in the Reverse Stock Split. However, the Board of Directors did not retain an unaffiliated representative to act solely on behalf of unaffiliated shareholders for the purpose of negotiating the terms of the Reverse Stock Split, nor did the Committee engage HBK or any other unaffiliated third party for the purpose of delivering an opinion with respect to the fairness of the Reverse Stock Split. The Board of Directors determined that the cost and expense to retain such representative or to obtain such fairness opinion were not warranted in light of (i) the expected Cash Consideration to be paid to the Fractional Shareholders pursuant to the Reverse Stock Split, and (ii) the aggregate amount to be spent in repurchasing shares in the Reverse Stock Split when compared to the cost and expense required to obtain such opinion.

The Special Committee and the Board considered the following factors relating to the procedural fairness of the Reverse Stock Split to shareholders, including unaffiliated shareholders:

  If the Reverse Stock Split is approved, Douglas Bell, CEO and President of the Company, will beneficially own approximately 45% of the outstanding shares of Common Stock following the Reverse Stock Split. Nearly all of the other remaining shareholders (approximately 227) will continue as minority shareholders and consequently likely will not, either singly or by aggregating their shares, be able to elect any members of the Company's Board of Directors. The ability of such other shareholders to affect decisions regarding the Company's management and policies, including but not limited to compensation policy, dividend policy, merger and/or acquisition strategies, and sale of the Company and/or its assets, would continue to be limited. The Special Committee and the Board noted, however, that shareholders other than Mr. Bell presently have only limited ability to affect such decisions since Mr. Bell presently beneficially owns approximately 43% of the outstanding shares of Common Stock.
  The Special Committee and the Board of Directors obtained the Valuation Report with respect to the Reverse Stock Split. However, the Board did not obtain any opinion from HBK or any other third party with respect to the fairness of the Reverse Stock Split from a financial or procedural point of view to the Company, to any affiliate of the Company, or to any unaffiliated shareholders of the Company. The Board of Directors determined that the cost and expense to obtain such a fairness opinion were not warranted in light of the relatively high cost and expense required to obtain such opinion when compared to the aggregate amount of cash consideration to be paid to the Fractional Shareholders.
  The Board of Directors did not retain a non-affiliate representative to act solely on behalf of non-affiliated shareholders for purposes of negotiating the terms of the Reverse Stock Split or preparing a report with respect to the fairness of the Reverse Stock Split. However, the Board sought to ensure the fairness of the Reverse Stock Split by appointing an independent committee (the Special Committee) to engage HBK to prepare the Valuation Report and review and approve the Reverse Stock Split.
  Although the Board created the Special Committee, which is comprised solely of outside directors, the Board of Directors did not structure the Reverse Stock Split to require the approval of at least a majority of the Company's nonaffiliated shareholders.
  Under the New York Business Corporation Law, no appraisal rights exist with respect to the Reverse Stock Split and the Company is not voluntarily according dissenting shareholders such rights.

In spite of the foregoing, the Special Committee and the Board believe that the Reverse Stock Split is fair to the unaffiliated shareholders. The formation of the independent Special Committee and the engagement of HBK were designed to protect the interest of unaffiliated shareholders without incurring disproportionate costs in relation to the size of the proposed transaction. In addition, the Special Committee disregarded alternative valuation methods proposed in the Valuation Report which would have yielded a significantly lower fair value in part because of the absence of unaffiliated shareholder participation in the determination of fair value.

After reviewing all of the foregoing factors, the Special Committee concluded that the Cash Consideration and the Reverse Stock Split would be fair to the shareholders, including the unaffiliated shareholders, from both a procedural and financial point of view and in the best interests of the Company and its shareholders, and recommended that the Board approve the Reverse Stock Split at the Annual Meeting.

The Board of Directors, at a special meeting held on May 7, 2002 subsequent to the Special Committee meeting, unanimously concluded that the Reverse Stock Split, both from a financial and procedural point of view, is fair to, and in the best interests of, both the Company and the shareholders, including the Fractional Shareholders, for the reasons set forth above. The Board unanimously approved the Reverse Stock Split and the Cash Consideration directed that it be placed on the agenda of the Annual Meeting for consideration by the shareholders, and recommended that the shareholders vote for the Reverse Stock Split at such meeting.

Interest of Certain Persons in the Reverse Stock Split; Conflicts of Interest

As of the date of this Proxy Statement 427,831 shares of Common Stock, representing approximately 43% of the Company's outstanding shares of Common Stock, are held by officers and directors of the Company. If the Reverse Stock Split is effectuated, these individuals will beneficially own an aggregate of 4,277 shares of the Common Stock, representing approximately 45% of the Company's outstanding shares of Common Stock. Thus, the relative ownership interest in the Company of such officers and directors will increase as a result of the Reverse Stock Split. Each of Messrs. Bell, Shields and Hartburg, each of whom owns Common Stock, was present and voted at the meetings of the Board of Directors at which the Reverse Stock Split was considered and approved, and Mr. Hartburg is a member of the Special Committee and was present and voted at the meetings of the Special Committee at which the Reverse Stock Split was considered and approved. The Board of Directors and the Special Committee were aware of these potential and actual conflicts of interest but concluded that, despite these conflicts, the Reverse Stock Split is fair to the Company and its shareholders.

The Company's affiliated and associated shareholders, currently representing approximately 43% of the outstanding shares of Common Stock as of the Record Date, have indicated that they will vote their shares for the Reverse Stock Split. In addition, as noted above, all of the members of the Special Committee and all of the members of the Board of Directors have recommended approval of the Reverse Stock Split.

Structure and Payment of Cash Consideration

If the Reverse Stock Split is approved by the shareholders of the Company at the Annual Meeting, the Company expects to file a Certificate of Amendment to the Company's Certificate of Incorporation with the Secretary of State of the State of New York. Pursuant to the terms of the Certificate of Amendment, on the effective date of the filing, each 100 shares of the Common Stock issued and outstanding immediately prior to the effective date automatically will be converted into one share of the Common Stock. Concurrently with the completion of the Reverse Stock Split, the Company intends to terminate the listing of the Common Stock on the Nasdaq Small Cap Market, which will be necessary since the Company no longer will meet the requirements for maintaining such listing once it terminates its status as an Exchange Act reporting company.

The Board of Directors of the Company has determined to make a cash payment in lieu of the issuance of fractional shares. Consequently, a cash payment will be made in lieu of the issuance of fractional shares to those shareholders who, after the Reverse Stock Split, own a fractional share of the Common Stock. The cash payment will be in an amount equal to $373 times the number of shares of Common Stock (on a post-split basis) representing such fraction. Shareholders holding one or more whole shares of Common Stock after the consummation of the Reverse Stock Split will not be entitled to receive cash in lieu of those whole shares.

Plans for the Company After the Reverse Stock Split

Once the Reverse Stock Split is effected, the Company will file an application with the Securities and Exchange Commission to suspend or terminate the registration of the Common Stock under the Exchange Act and will cause the listing of the Common Stock on the Nasdaq Small Cap Market to be terminated. Once these steps have been taken, the Company's management will eliminate or reduce all legal, accounting and other expenses presently required to be incurred as a result of the Company's status as an Exchange Act reporting company. The Company presently expects that it will offer shareholders the opportunity, from time to time, to sell their shares of Common Stock to the Company. Any such repurchase offers would be at a price to be determined in good faith by the Board at the time such repurchase opportunity is extended; such price may be less than the Cash Consideration to be paid pursuant to the Reverse Stock Split, and would be based on the Board's determination of the value of the Company and the shares to be repurchased. Any such repurchase would be conducted in compliance with applicable securities laws. There can be no assurance, however, as to the timing or frequency of any such repurchase opportunities.

The fractional shares of Common Stock acquired by the Company as a result of the Reverse Stock Split will be retained as treasury stock of the Company.

Certain Effects of the Reverse Stock Split

If the Reverse Stock Split is approved by the vote of a majority of the outstanding shares of Common Stock, the interest of holders of Common Stock in terms of both dollar amounts and percentages will change. Each share of Common Stock owned by the Fractional Shareholders which would upon completion of the Reverse Stock Split represent a fractional share of Common Stock will be automatically converted into the right to receive from the Company, in lieu of fractional shares of Common Stock, cash in the amount of $373 for each share of Common Stock on a post-split basis (or $3.73 per share on a pre-split basis). The Fractional Shareholders owning less than 100 shares of Common Stock prior to giving effect to the Reverse Stock Split will cease to be shareholders of the Company and will no longer hold an equity interest in the Company.

If the Reverse Stock Split is effected, shareholders owning fewer than 100 shares of Common Stock will no longer have any equity interest in the Company and will not participate in any future earnings of the Company or any increases in the value of the Company's assets or operations. Further, the approximately 228 shareholders of records who will continue to have an equity interest in the Company after the Reverse Stock Split will own a security the liquidity of which will be restricted.

The shares of Common Stock are currently registered under the Exchange Act. Such registration may be terminated, under SEC rules, upon application of the Company to the SEC if the Company has fewer than 300 record holders of the shares or has fewer than 500 holders and $10,000,000 in assets as of the end of its most recent fiscal year. The Company currently intends to make an application for termination of registration of the shares of Common Stock as promptly as possible after filing the Certificate of Amendment.

In addition, following approval of the Reverse Stock Split the Company's Certificate of Incorporation will be amended to reflect the Reverse Stock Split. The number of authorized shares of Common Stock would remain at 5,000,000 and the par value per share of Common Stock would remain unchanged at $0.50. As a result, the stated value of the Common Stock as shown on the Company's balance sheet at December 31, 2001 would be reduced from $507,610 to $5,076, and the capital in excess of par value would be increased from $1,123,279 to $1,625,813. In addition, the number of authorized but unissued shares of Common Stock would be increased from 3,984,780 to 4,989,848.

The Reverse Stock Split is expected to result in the following benefits to the Company, its remaining shareholders, and those persons who will cease to be shareholders of the Company upon completion of the Reverse Stock Split:

  The Company and the remaining shareholders will benefit from the savings associated with termination of the Company's reporting obligations under the Exchange Act. The Company intends to utilize amounts saved as a result of termination of Exchange Act registration and delisting of the Common Stock on Nasdaq to promote the growth of the Company's business.
  The Reverse Stock Split affords shareholders owning fewer than 100 shares of Common Stock the opportunity to realize fair value for their shares. In the absence of the Reverse Stock Split, even if a more active trading market developed for the Common Stock, such holders would nonetheless have limited opportunities to realize any value for their shares since the sale of their shares would ordinarily involve disproportionately high brokerage commissions..
  The percentage ownership of Common Stock of the remaining shareholders of the Company following the Reverse Stock Split will increase slightly due to the repurchase of fractional shares by the Company.

The Reverse Stock Split is expected to result in the following detriments to the Company, its remaining shareholders, and those persons who will cease to be shareholders of the Company upon completion of the Reverse Stock Split:

  If the Reverse Stock Split is approved, approximately 460 shareholders, owning in the aggregate 18,318 shares of Common Stock, would cease to be shareholders of the Company and will no longer hold an equity interest in the Company. Such shareholders, therefore, will not share in the Company's future earnings and growth, if any, and will no longer have any right to vote on any corporate matter. Such shareholders also will be deprived of the ability to liquidate their shares of Common Stock at a time and for a price of their choosing.
  Termination of registration of the shares of Common Stock under the Exchange Act would reduce substantially the information required to be furnished by the Company to its shareholders and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy or information statement in connection with shareholder meetings pursuant to Section 14(a) of the Exchange Act (including a proxy statement with respect to any sale of the Company), and the requirements of Rule 13e-3 promulgated by the SEC under the Exchange Act with respect to "going private" transactions, no longer applicable to the Company. In addition, termination of such registration would deprive "affiliates" of the Company and persons holding "restricted securities" of the Company of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.
  If the Reverse Stock Split is approved and, as contemplated, the shares of Common Stock are deregistered under the Exchange Act, it is anticipated there will not be any market for the outstanding shares of the Company's Common Stock. Consequently, management believes that the ability of post-Reverse Stock Split shareholders to locate broker-dealers willing to enter quotations for the Common Stock and/or effectuate trades therein will be severely curtailed. As a result, it is management's belief that the only realistic way for continuing shareholders to realize their equity ownership in the Company would be privately-negotiated transactions, a repurchase of shares by the Company, a liquidation of the Company's assets or location by the Company's management of one or more third-party purchasers for the Company's assets or common stock.
  As described above, the number of authorized but unissued shares of Common Stock following the Reverse Stock Split would be increased from 3,984,780 to 4,989,848. This increase would make it easier for the Company to dilute the interests of current shareholders without shareholder approval by issuing additional shares of Common Stock. The Company has no present plans to issue any shares of its Common Stock, however.
  Shareholders owning whole shares, rather than fractions of a share, after the Reverse Stock Split will not be entitled to receive any cash payment for their whole shares of Common Stock, but will receive cash only for their fractional share.

Certain Federal Income Tax Consequences

The Company will not recognize gain or loss as a result of the Reverse Stock Split and the payment of cash in exchange for fractional shares will not be a deductible expense of the Company. The Reverse Stock Split should be a taxable transaction for the Fractional Shareholders to the extent they receive cash in exchange for fractional shares. Fractional Shareholders who owns no stock of the Company following the Reverse Stock Split will recognize capital gain or loss on the sale of their fractional share (provided the fractional share was owned by the Fractional Shareholder as a capital asset) measured by the difference between the cash received by the shareholder for such fractional share and such shareholder's basis in the fractional share exchanged. Fractional Shareholders who continue to own shares of the Company following the Reverse Stock Split will recognize either capital gain resulting from the sale of their fractional share in exchange for cash, or will recognize a dividend (taxed as ordinary income) depending on the such Fractional Shareholders' ownership in the company after the exchange of the fractional share for cash as compared to before such exchange. Each shareholder is urged to consult with his or her own tax advisors as to the tax consequences of the Reverse Stock Split particular to such shareholder.

Proposal No. 1

Amendment to Bylaws Creating Classified Board

The Bylaws of the Company provide that the number of directors (which is to be not less than five nor more than seven) is to be determined from time to time by resolution of the Board. The Board is currently comprised of five persons.

Section 1 of Article V of the Company's Bylaws currently provides that each director elected at any annual meeting of shareholders "shall serve until the next succeeding annual meeting and until his successor shall have been elected and qualified." On May 7, 2002, the Board of Directors approved an amendment to Section 1 of Article V providing that the directors of the Company shall be divided into three classes, with each class to be as nearly equal in number as reasonably possible, each of whose members serve for a staggered three-year term. The Board would be comprised of two Class I Directors, one Class II Director and two Class III Directors. The initial term of the Class I directors being elected at the Annual Meeting will expire on the date of the 2003 Annual Meeting, the initial term of the Class III director being elected at the Annual Meeting will expire on the date of the 2005 Annual Meeting. At each subsequent Annual Meeting of Shareholders, the appropriate number of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. A director of any class who is elected to fill a vacancy resulting from an increase in the number of directors would hold office for the remaining term of the class to which he is elected and a director who is elected to fill a vacancy arising in any other manner would hold office for the remaining term of his predecessor.

The Board of Directors believe that the creation of a classified Board would serve the best interests of the Company and its shareholders by enhance continuity in the governance of the Company, since no more than two of the directors would stand for election and thereby be subject to being replaced in any year. In addition, the Board believes that a classified Board will enhance the Company's ability to retain qualified persons to serve on the Board, which will have a positive impact on the future growth of the business.

Possible detriments to creation of a classified Board include the fact that having a classified Board would make it more difficult for a person seeking to acquire control of the Company to do so since fewer than a majority of the directors will be subject to reelection at any Annual Meeting. In addition, a classified Board also could have the effect of making it more difficult for shareholders to challenge management since only a minority of the members of the Board would be subject to election in any year.

A copy of the proposed amendment to the Bylaws is attached to this Proxy Statement as Exhibit A. The affirmative vote of a majority of the votes cast in person or by proxy is required for approval of the amendment to the Company's Bylaws.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE amendment to the Company's Bylaws CREATING A CLASSIFIED BOARD OF DIRECTORS.

Proposal No. 2

Election of Directors

The Board nominated all of the current directors for re-election at the Annual Meeting. If the amendment to the Bylaws described in Proposal No. 1 above is approved by the Shareholders, each director elected will serve until the 2002 Annual Meeting of Stockholders (in the case of Class I Directors), 2003 Annual Meeting of Stockholders (in the case of Class II Directors), or 2004 Annual Meeting of Stockholders (in the case of Class III Directors) when his or her successor has been elected and qualified, or until the director's earlier resignation or removal. All nominees have indicated their willingness to accept election, and management has no reason to believe that any of the nominees named below will be unable or unwilling to serve. The proxies will not be used for a greater number of persons than the number so named. Under New York law, the affirmative vote of the holders of a plurality of the votes cast at the Annual Meeting is required to elect a nominee as a Director.

Nominees for Director

Set forth below are each nominee's name, current principal occupation (which has continued for at least five years unless otherwise indicated) and certain other biographical information.

Class I Directors (terms expire 2003):

Douglas S. Bell (age 52) has been a Director of the Company since 1988. Since November 1994 he has been Chairman of the Board of Directors and President and Chief Executive Officer of the Company. In November 2001, he was appointed the Company Treasurer. Mr. Bell has held various positions and served as a Director of the Company's wholly owned subsidiary, Control Chief Corporation. Mr. Bell is a graduate of Clarion University of Pennsylvania and is the son-in-law of Mr. C. Lawrence Shields, a Director of the Company.

Mark A. George (age 49) has been a Director of the Company since May 2001. Since 1998 he has been Vice President of Sales and Marketing for Cutco International, Inc., an Olean, NY based subsidiary of Alcas Corporation. He is also a Director of Cutco Korea and Cutco Australia, international branch operations. From 1995 to 1998 he was the Sales Director for International Sales for Cutco. Mr. George graduated from the University of Pittsburgh with a Bachelor's degree in political science with an Asian concentration.

Class II Director (term expires 2004):

C. Lawrence Shields (age 75) has been a Director of the Company since 1983. He was Chairman of the Board of Directors from 1986 to 1994. In 1971, Mr. Shields founded Control Chief Corporation and served as President and Director until May 1990. Mr. Shields is the father-in-law of Mr. Douglas S. Bell, Chairman and a Director of the Company.

Class III Directors (terms expire 2005):

David I. Cohen (age 50) has been a Director of the Company since May 2001. He has been a Director/Partner in the law firm of Cohen & Grigsby, P.C. since 1999. Prior to joining Cohen & Grigsby, P.C., from 1995 to 1999, Mr. Cohen was a partner at Titus & McConomy. Mr. Cohen graduated from West Virginia University with a BSBA degree in accounting and his JD from the University of Pittsburgh in 1976. Mr. Cohen is a member of the Pennsylvania and Florida Bar Associations.

Craig A. Hartburg (age 45) has been a Director of the Company since October 1999. Since 1995 he has been President of Servco Services, Inc., a Bradford, PA based Company. Mr. Hartburg is a graduate of the University of Pittsburgh with a BA degree in economics and political science.

The Board recommends a vote FOR the approval of the slate of nominees as presented.

Corporate Governance

Prior to February 18, 2002, the Board of Directors of the Company consisted of six members, with one seat on the Board being vacant following the death of Michael A. Zurat in January 2002. On February 18, 2002, the Board of Directors adopted an amendment to Article V, Section 1 of the Company's Bylaws, as permitted by the Bylaws, to restate the first sentence of such Section, which fixes the number of directors, to read as follows: "The number of directors shall be not less than five (5) nor more than seven (7), with the number of directors to be fixed by resolution of the board of directors from time to time." The Board of Directors, by resolution adopted on February 18, 2002, fixed the number of directors of the Company at five.

Accordingly, at the Annual Meeting, five persons are to be elected as directors of the Company. If the amendment to the Company's Bylaws described above under Proposal No. 1, "Amendment to Bylaws Creating Classified Board," is adopted by the shareholders, two (2) directors will be designated Class I Directors and will be elected to serve until the 2003 Annual Meeting of Shareholders or until their successors shall have been duly elected and qualified, one (1) director will be designated a Class II Director and will be elected to serve a two-year term ending on the date of the 2004 Annual Meeting of Shareholders or until his successor shall have been duly elected and qualified, and two (2) directors will be designated Class III Directors and will be elected to serve a three-year term ending on the date of the 2005 Annual Meeting of Shareholders or until their successors shall have been duly elected and qualified. It is intended that the persons named in the proxies will vote for the election of the five directors named above, unless a shareholder giving a proxy withholds authority to vote for one or more of them. If any nominee is unable to serve, or for good cause declines to serve, the shares represented by all valid proxies will be voted for the election of such substitute as the Board of Directors may recommend.

During the year ended December 31, 2001, the Board of Directors of the Company met four times. Each director, with the exception of C. Lawrence Shields and Michael A. Zurat, attended 100% of the aggregate of (a) the total number of meetings of the Board of Directors held during the year for which he served as a director and (b) the total number of meetings held by all committees of the Board of Directors on which he served. C. Lawrence Shields was not in attendance at two of the meetings, and Michael A. Zurat was absent from one meeting of the Board of Directors.

Committees of the Board of Directors

Because of matters requiring Board consideration throughout the year, the Board of Directors has established an Executive Committee and an Audit Committee to devote attention to specific subjects, as further described below.

During the intervals between meetings of the Board of Directors, the Executive Committee may exercise all the powers of the Board (except those powers specifically reserved by New York law to the full Board of Directors) in the management and direction of the business and conduct of the affairs of the Company in all cases in which specific directions have not been given by the Board of Directors. During 2001, the Executive Committee consisted of Douglas S. Bell, Craig A. Hartburg, and Michael A. Zurat. The Executive Committee met once during the year ended December 31, 2001.

The Audit Committee recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls and the professional services furnished by the independent auditors to the Company. The Audit Committee, which was comprised of Craig A. Hartburg, David I. Cohen, and Mark A. George, held two meetings during the year ended December 31, 2001. All members of the Audit Committee were independent directors (as defined in applicable NASD rules).

Report of the Audit Committee

The Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities with respect to the external reporting process and the adequacy of the Company's internal controls. Specific responsibilities of the Audit Committee are set forth in the Audit Committee Charter adopted by the Board.

The Audit Committee is comprised of three members of the Board, each of whom meets the standards of independence adopted by The Nasdaq Stock Market, Inc. The Audit Committee recommends to the Board the appointment of the Company's independent certified public accountants. Management has the primary responsibility for the Company's financial statements and the reporting process. Diefenbach, Delio, Kearney & DeDionisio ("DDKD"), the Company's independent certified public accountants, is responsible for expressing an opinion on the conformity of the Company's audited financial statements to accounting principles generally accepted in the United States.

In this context, the Audit Committee has reviewed and discussed with management and DDKD the audited financial statements of the Company for the year ended December 31, 2001. The Audit Committee has discussed with DDKD the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended by Statement on Auditing Standards No. 90 (Audit Committee Communications). In addition, the Audit Committee has received from DDKD the written disclosures required by Independence Standards Board No. 1 (Independence Discussions with Audit Committees) and discussed with DDKD their independence from the Company. The audit committee also has considered whether the provision of non-audit services to the Company is compatible with DDKD's independence. The Audit Committee has satisfied itself as to the independence of DDKD.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited financial statements be included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2001 to be filed with the Securities and Exchange Commission. The Committee and the Board have also recommended, subject to shareholder approval, the selection of the Company's independent auditors.

Submitted by the Audit Committee of the Board:

Craig A. Hartburg, Chairman

David I. Cohen

Mark A. George

Compensation of Directors

Non-employee directors of the Company receive compensation of $250 for each regular or committee meeting attended. Employee directors are not paid any fees or additional compensation for service as members of the Board or any of its committees. All directors are reimbursed for expenses incurred in attending Board and committee meetings.

Securities Owned By Management

The following table provides the following information regarding beneficial ownership of the Company's Common Stock as of July 24, 2002 by each director and nominee, the Company's Chief Executive Officer and all executive officers and directors as a group: (1) number of shares of Common Stock owned, (2) number of vested stock options held, (3) total number of shares beneficially owned, (4) percentage of total outstanding shares beneficially owned, (5) estimated total number of shares to be beneficially owned upon completion of the Reverse Stock Split, and (6) estimated percentage of total outstanding shares to be beneficially owned upon completion of the Reverse Stock Split. No other current executive officer received annual aggregate remuneration during 2001 in excess of $100,000. All persons listed below have sole voting and investment power with respect to their common stock unless otherwise indicated.

Beneficial Owner	Shares Owned	Stock Options	Total Shares Beneficially Owned	Percentage of Total Shares Outstanding	Total Shares Beneficially Owned (post-split)	Percentage of Total Shares Outstanding (post-split)
Douglas S. Bell (1) (2) (3)	427,050	1,250	428,300	43.40%	4,283	45.16%
David I. Cohen (4)	-	375	375	*	3	*
Mark A. George (4)	-	375	375	*	3	*
Craig A. Hartburg (5)	156	750	906	*	9	*
C. Lawrence Shields	625	-	625	*	6	*
All Officers, Directors and
Nominees as a Group
(5 persons)	427,831	2,750	430,581	43.63%	4,306	45.40%

* Represents less than 0.1% of the total outstanding shares.

  Includes 421,894 shares held with spouse as joint tenants with rights of survivorship.
  Includes 5,156 shares of common stock held by Mr. Bell as trustee for custodial account for his minor child.
  Includes 1,250 shares of common stock subject to acquisition by exercise of outstanding options granted in 1997.
  Includes 375 shares of common stock subject to acquisition by exercise of outstanding options granted in 2001.
  Includes 750 shares of common stock subject to acquisition by exercise of outstanding options.

Executive Officers

The executive officers of the Company are set forth below. All executive officers are elected at the annual meeting or interim meetings of the Board of Directors. No arrangements or understanding exists between any executive officer and any other person pursuant to which he was elected as an executive officer.

Douglas S. Bell (age 52) has been a Director of the Company since 1988; Chairman of the Board, President, Chief Executive Officer, and Treasurer of the Company; Director and executive officer with Control Chief Corporation.

David I. Cohen (age 50) has been a Director and the Secretary of the Company since May 2001.

Executive Compensation

The following table sets forth the compensation paid to the Company's Chief Executive Officer and each other executive officer whose total annual salary and bonus for 2001 exceeded $100,000 (the "Named Executive Officers") for services rendered to the Company and its subsidiary during the periods indicated.

Summary Compensation Table

					Long-Term Compensation
		Annual Compensation			Awards		Payouts
				Other	Restricted	Securities
				Annual	Stock	Underlying	LTIP	All Other
Name and		Salary	Bonus	Compensation	Awards	Options/	Payouts	Compensation
Principal Position	Year	($)	($)	($)	($)	SARs (#)	($)	($)(1, 2)

Douglas S. Bell	2001	227,145	20,000	0	0	0	0	8,056
Chairman, CEO	2000	227,974	50,000	0	0	0	0	3,680
and Treasurer	1999	206,862	0	0	0	0	0	2,610

Michael A. Zurat	2001	101,327	20,000	0	0	0	0	3,629
Executive Vice-	2000	100,408	10,000	0	0	0	0	2,250
President	1999	88,695	21,500	0	0	0	0	738
(deceased 1-27-02)

  Includes the following employer contributions made for the employee under the nondiscriminatory 401(k) feature of the Company's Profit Sharing Plan for 2001: Mr. Bell - $5,279; Mr. Zurat - $3,000.
  Includes the following amounts representing life insurance premiums paid by the Company on behalf of the employee for 2001, as follows: Mr. Bell - $2,777; Mr. Zurat - $629.

Stock Options

2001 Option Grants. The following table shows information regarding grants of stock options in 2001 to the Named Executive Officers.

Number of
	Securities	Percent of Total
	Underlying	Options/SARs
	Options/SARs	Granted to	Exercise or
	Granted	Employees in	Base Price	Expiration
Name	#	Fiscal Year	($/Share)	Date
Douglas S. Bell	None	N/A	N/A	N/A
Michael A. Zurat	None	N/A	N/A	N/A

Option Exercise Table. The following table shows, for each Named Executive Officer, information regarding the value of options exercised during 2001 and certain information about unexercised options at year-end.

Number of Securities
			Underlying Unexercised		Value of Unexercised
	Options Exercised		Options on		In-the-Money Options on
	During 2001		December 31, 2001		December 31, 2001 ($)(1)
	Shares	Value
	Acquired On	Realized
Name	Exercise	($)(2)	Exercisable	Unexercisable	Exercisable	Unexercisable
Douglas S. Bell	0	0	1,250	0	0	0
Michael A. Zurat	0	0	0	0	0	0

  Value represents the difference between the exercise price and the market value of Common Stock of $2.35 on December 31, 2001. An option is "in-the-money" if the market price of Common Stock exceeds the exercise price.
  Value represents fair market value at exercise minus the exercise price.

Employment Agreement

Mr. Douglas S. Bell and the Company entered into a ten-year employment agreement, pursuant to which Mr. Bell serves as Chief Executive Officer and President of the Company. Mr. Bell currently receives an annual base salary of $225,000. In addition, Mr. Bell may receive performance-based annual increases and/or bonuses. Mr. Bell is also entitled to employee benefits generally made available to other officers of the Company. The term of the employment agreement commenced as of June 1, 1999 and continues through May 31, 2009, unless it is terminated early as defined in the agreement due to the death or disability of Mr. Bell, by the Company for "cause", or the sale of all or substantially all of the assets of the Company. In the event of such termination, the Company has no further liability to Mr. Bell, other than for earned but unpaid compensation.

Certain Relationships and Related Party Transactions

The Company leases from C. Lawrence Shields and Dorothy V. Shields its 20,000 square foot office building and approximately 2.5 acres of land located at 200 Williams Street, Bradford, PA. This lease agreement expires in July 2002 and is renewable at the then fair rental value for a five-year period. During the year ended December 31, 2001, the Company paid $80,000 in rental fees and $17,835 in real estate taxes. Mr. C. Lawrence Shields is a Director of the Company.

Cohen & Grigsby, P.C. performed legal services for the Company during the year ended December 31, 2001. This law firm is expected to continue to perform such services during the current year. David I. Cohen, a Director of the Company, is a partner in this law firm. The total payments made by the Company to this law firm for legal services were $34,489 for the year ended December 31, 2001.

Servco Services, Inc. performed cleaning services for the Company's office and manufacturing facility during the year ended December 31, 2001 and is expected to continue to perform such services during the current year. Craig A. Hartburg, a Director of the Company, is the President of Servco Services, Inc. The total payments made by the Company to Servco Services, Inc. for cleaning services were $25,648 for the year ended December 31, 2001.

Principal Holders of Common Stock

Set forth below is information as of April 30, 2002, concerning ownership of shares of the Company's Common Stock by all persons known by the Company to own beneficially more than 5% of the Company's Common Stock. All persons listed below have sole voting and investment power with respect to their common stock unless otherwise indicated.

Name and Address	Amount and Nature of	Percentage
Of Beneficial Owner	Beneficial Ownership	of Class
Douglas S. and Janine M. Bell
101 Russell Boulevard
Bradford, PA 16701 (1)	428,300	43.14%

(1) Includes 421,894 shares which they hold as joint tenants with rights of survivorship and 5,156 shares of common stock held by Mr. Bell as trustee for custodial account for his minor child.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities and Exchange Act of 1934, as amended ("Section 16"), requires executive officers and directors of the Company and persons who own more than 10% of a registered class of the Company's equity securities to file reports of ownership and changes of ownership with the Securities and Exchange Commission (the "SEC") within specified due dates. These persons are required by SEC regulations to furnish the Company with copies of all such reports they file. Based solely on the review of the copies of such reports furnished to the Company, the Company believes that, with respect to the fiscal year ended December 31, 2001, all of its executive officers, directors and 10% shareholders filed all required reports under Section 16(a) in a timely manner.

Proposal No. 3

Amendments To Certificate Of Incorporation For Reverse Stock Split

The Board of Directors of the Company has unanimously adopted a resolution approving a Certificate of Amendment to the Company's Certificate of Incorporation (the "Certificate of Amendment") providing for (a) a one-for-100 reverse stock split of the Company's Common Stock and (b) a cash payment of $373 per share of common stock on a post-split basis, or $3.73 per share on a pre-split basis (the "Cash Consideration"), in lieu of the issuance of any resulting fractional shares of Common Stock to any shareholders who, after the Reverse Stock Split, own a fractional share of Common Stock. The steps described in clauses (a) and (b) are referred to together as the "Reverse Stock Split." The purpose, effects and fairness of the Reverse Stock Split are described above under "Special Factors Relating to the Reverse Stock Split."

Source and Amount of Funds for and Expenses of the Reverse Stock Split

Estimated fees and expenses incurred or to be incurred by the Company in connection with the Reverse Stock Split are as follows:
Approximate
Item	Amount
Payment of Cash Consideration	$145,000
Legal Fees	$35,000
Accounting Fees	$5,000
Preparation of Valuation Report	$15,000
Cost of New Stock Certificates	$1,000
Filing Fees	$500
Printing and Mailing Expenses	$1,000
Miscellaneous Expenses	$2,000
Total	$204,500

The Company has paid or will be responsible for paying all of such expenses. It will pay such expenses (including the Cash Consideration payments) from its available cash resources.

Exchange of Shares and Payment In Lieu of Issuance of Fractional Shares

Within ten days after the Effective Date, the Company will mail to the Fractional Shareholders a notice of the filing of the Certificate of Amendment (the "Notice of Filing") and a letter of transmittal (the "Letter of Transmittal") containing instructions with respect to the submission of shares of Common Stock to the Company. Fractional Shareholders will be entitled to receive and the Company will be obligated to make payment of, cash in lieu of fractional shares of Common Stock only by transmitting stock certificate(s) for shares of Common Stock to the Company, together with the properly executed and completed Letter of Transmittal and such evidence of ownership of such shares as the Company may require.

Availability of Information

The Valuation Report will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested shareholder or representative who has been so designated in writing. In addition, a copy of the Valuation Report will be transmitted by the Company to any interested shareholder or representative who has been so designated in writing upon written request and at the sole expense of the requesting shareholder.

Shareholder Approval

The affirmative vote of the holders of a majority of the votes cast at the Annual Meeting is required to approve the Reverse Stock Split.

Price Range of Common Stock and Dividend Policy

The Common Stock trades on the Nasdaq Small-Cap Market under the symbol DIGM. The symbol DIGM relates to the Company's former name "Digimetrics, Inc.", which was changed in November 1992 to its present name, "Control Chief Holdings, Inc." The following table presents the quarterly high and low sale prices, as reported by Nasdaq for 2000, 2001 and the first quarter of 2002.

	2002		2001		2000
	High	Low	High	Low	High	Low
First Quarter	$3.14	$2.35	$4.00	$2.25	$5.56	$3.97
Second Quarter	???	???	$3.00	$2.46	$4.75	$4.00
Third Quarter	N/A	N/A	$2.98	$2.40	$4.40	$4.00
Fourth Quarter	N/A	N/A	$2.75	$2.25	$4.88	$4.00

On July __, 2002, the last reported sales price for the Company's Common Stock on the Nasdaq Small-Cap Market was $_____ per share.

The Company paid dividends with respect to the Common Stock for the years 2000 and 2001 in amounts equal to $0.05 and $0.06 per share of Common Stock, respectively.

Recommendations of the Board of Directors

The Board of Directors unanimously concluded that, on the basis of the factors discussed below, the Reverse Stock Split, both from a procedural and financial point of view, is fair to the Company and its shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE REVERSE STOCK SPLIT AND THE RELATED AMENDMENTS TO THE COMPANY'S CERTIFICATE OF INCORPORATION.

Proposal No. 4

Approval of the Selection of Independent Accountants

The Board of Directors, upon the recommendation of the audit committee, has approved the selection of Diefenbach, Delio, Kearney & DeDionisio ("DDKD") as independent public accountants to audit the books of the Company and its subsidiary for the year ending December 31, 2002, to report on the consolidated statement of financial position and related consolidated statements of operations, stockholders' equity and cash flows of the Company and its subsidiary, and to perform such other appropriate accounting services as may be required by the Board of Directors. The Board of Directors recommends that the stockholders vote in favor of ratifying the selection of DDKD for the purposes set forth above. DDKD has advised the Company that they are independent accountants with respect to the Company, within the meaning of standards established by the American Institute of Certified Public Accountants, the Independence Standards Board and federal securities laws administered by the Securities and Exchange Commission.

Fees for last year's annual audit were $32,717, fees related to assistance with the Form 10-KSB were $5,231, fees related to quarterly reviews and assistance with the Form 10-QSB's were $15,252, and fees for all other non-audit services (including corporate tax return preparation) were $17,183.

It is anticipated that no representative of DDKD will be present at the Annual Meeting. DDKD has served as the Company's Independent Accountants since October 1987.

Under New York state law, the affirmative vote of a majority of the votes cast at the Annual Meeting is required to approve the appointment of the Company's auditor.

The Board recommends a vote FOR the approval of the appointment of Diefenbach, Delio, Kearney & DeDionisio as independent public accountants for 2002.

Shareholder Proposals

In order to be eligible for inclusion in the Company's proxy materials for the 2003 Annual Meeting of Shareholders, any shareholder proposal to take action at that meeting must be received at the Company's principal executive offices by ________, 2003. Proposals submitted by a shareholder of the Company for consideration at the 2003 annual meeting of shareholders outside the processes of SEC Rule 14a-8 will not be considered at such meeting unless the Secretary of the Corporation has received written notice of the matter proposed to be presented from the shareholder on or prior to _______, 2003.

Other Matters

The Company's common stock currently trades on the NASDAQ, Small-Cap Market, listing under the Symbol DIGM. The symbol DIGM relates to the Company's former name "Digimetrics, Inc.", which was changed in November 1992 to its present name, "Control Chief Holdings, Inc." Such listing will be terminated if the Reverse Stock Split is approved by the Shareholders.

Shareholders who have not previously exchanged all of their share certificates evidencing stock in "Digimetrics, Inc." should notify Investor Relations at the Company's transfer agent, Registrar and Transfer Company, at 1-800-368-5948. If the "Digimetrics, Inc." stock certificates have been lost or misplaced, the transfer agent will assist in having stock certificates reissued.

The Board of Directors knows of no other matters to be presented at the meeting other than those specifically referred to in this Proxy Statement. However, if any other matters properly come before the meeting, it is intended that the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

Cost of Solicitation

The cost of the solicitation of proxies is being paid by the Company. In addition to the solicitation of proxies by use of the mail, officers and other employees of the Company may, without extra compensation, solicit proxies personally or by telephone, facsimile or written or electronic mail. The Company will also request banks, brokers and others who hold shares for the benefit of other persons to forward proxy materials to such beneficial owners and will reimburse their expenses.

Shareholders are urged to sign, date and return the enclosed proxy in the enclosed return envelope. Your prompt response will be appreciated.
By Order of the Board of Directors
Douglas S. Bell
/s/Douglas S. Bell
Chairman

Dated: August __, 2002

EXHIBIT A

Form of Certificate of Amendment amending Certificate of Incorporation

See attached.

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

CONTROL CHIEF HOLDINGS, INC.

The undersigned, being the President and Secretary of Control Chief Holdings, Inc. (the "Corporation"), respectively, in order to amend the Corporation's Certificate of Incorporation, do hereby certify that:

(1) The name of the Corporation is Control Chief Holdings, Inc.

(2) The Certificate of Incorporation of the Corporation was filed with the Department of State of the State of New York on June 12, 1968

(3) Immediately upon the effectiveness of this Amendment to the Corporation's Certificate of Incorporation pursuant to the New York Business Corporation Law (the "Effective Time"), each one hundred (100) issued and outstanding shares of the Corporation's Common Stock, par value $0.50 per share (the "Old Common Stock"), shall automatically, without further action on the part of the Corporation or any holder of such Old Common Stock, be converted into one (1) new share of the Corporation's Common Stock, $0.50 par value per share ("New Common Stock"), as constituted following the Effective Time. The conversion of the Old Common Stock into New Common Stock, will be deemed to occur at the Effective Time, regardless of when the certificates representing such Old Common Stock are physically surrendered to the Corporation for exchange into certificates representing New Common Stock. After the Effective Time, certificates representing the Old Common Stock will, until such shares are surrendered to the Corporation for exchange into New Common Stock, represent the number and class of New Common Stock into which such Old Common Stock shall have been converted pursuant to this amendment.

In cases in which the conversion of the Old Common Stock into New Common Stock results in any shareholder holding a fraction of a share, the Company will pay in lieu of such fractional share, an amount in cash (the "Cash Consideration") equal to the product of (i) the fractional share which a holder would otherwise be entitled to, multiplied by (ii) $373.00. No Interest shall be payable on the Cash Consideration.

Following the Effective Time, the total number of authorized shares of common stock of the Corporation (including all shares of New Common Stock and all shares of treasury stock of the Corporation)shall remain 5,000,000, and the par value of the New Common Stock shall remain $0.50 per share.

(4) The Amendment of the Certificate of Incorporation was authorized by vote of the Board of Directors of the Corporation followed by the affirmative vote of the holders of a majority of all outstanding shares entitled to vote thereon at the Corporation's annual meeting of shareholders duly called and held on August __, 2002.

IN WITNESS WHEREOF, we have made and subscribed this certificate and hereby affirm under the penalties of perjury this its contents are true this ___ day of August, 2002.

Signed and attested to on August__, 2002.

By:

Name: Douglas S. Bell

Title: President and Chief Executive Officer

By:

Name: David I. Cohen

Title: Secretary

EXHIBIT B

Form of Amendment to Bylaws

RESOLVED, that Section 1 of Article V of the Bylaws be and hereby is amended by restating it in its entirety to read as follows:

Section 1. (a) The number of directors which shall constitute the full Board of Directors shall be determined from time to time by resolution of the board of directors but shall not be less than three (3) nor more than twelve(12). The directors shall be divided into classes as provided in paragraph (b) below.

(b) The directors shall be divided into three classes, with each class to be as nearly equal in number as reasonably possible, and with the initial term of office of the first class of directors to expire at the 2003 annual meeting of shareholders, the initial term of office of the second class of directors to expire at the 2004 annual meeting of shareholders and the initial term of office of the third class of directors to expire at the 2005 annual meeting of shareholders. Commencing with the 2003 annual meeting of shareholders, directors elected to succeed those directors whose terms have thereupon expired shall be elected to a term of office to expire at the third succeeding annual meeting of shareholders after their election and upon the election and qualification of their successors unless he shall resign, die, become disqualified or be removed. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain or attain the number of directors in each class as nearly equal as reasonably possible, but in no case will a decrease in the number of directors shorten the term of any incumbent director.

PROXY CARD

REVOCABLE PROXY

CONTROL CHIEF HOLDINGS, INC.

[ X ] PLEASE MARK VOTES AS IN THIS EXAMPLE.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF CONTROL CHIEF HOLDINGS, INC.

The undersigned hereby appoints David I. Cohen and Craig A. Hartburg as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated below, all shares of common stock of Control Chief Holdings, Inc. of the undersigned on August __, 2002 or and adjournment thereof.

The proxies are instructed to vote as follows:

1. Proposal to approve the Amendment to the Bylaws creating a classified board of directors.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

2. Election of directors as listed below.

For the nominees listed below (except as marked to the contrary below)	[ ]	WITHHOLD AUTHORITY to vote for the nominee listed below	[ ]

(INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR A NOMINEE, STRIKE A LINE THROUGH THE NOMINEE'S NAME IN THE LIST BELOW.)

Class I Directors (terms expire 2003):

Douglas S. Bell

Mark A. George

Class II Director (term expires 2004):

C. Lawrence Shields

Class III Directors (terms expires 2005):

Craig A. Hartburg

David I. Cohen

3. Proposal to approve the effecting of the Reverse Stock Split and related amendments to the Certificate of Incorporation.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

4. Proposal to approve the appointment of Diefenbach, Delio, Kearney & DeDionisio as independent certified public accountants of Control Chief Holdings, Inc.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

5. The Proxies are authorized to vote in their discretion upon such other business as may legally come before the meeting or any adjournment thereof.

This Proxy, when properly executed will be voted in the manner directed herein by the undersigned stockholder. If NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1,2, 3 and 4. The Proxies will use their discretion with respect to any matters referred to in item 5.

Please sign exactly as name appears on your share certificates. When shares are held by joint tenants, both should sign, when signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.
DATED ____________________, 2002	_____________________________________________ Signature
_____________________________________________ Print Name
_____________________________________________ Signature, if jointly held
_____________________________________________ Print Name
_____________________________________________ Number of Shares

Please mark, sign, date and return this Proxy promptly using the enclosed envelope.

CONTROL CHIEF HOLDINGS, INC.

PLEASE ACT PROMPTLY

SIGN, DATE & MAIL YOUR PROXY CARD TODAY

IF YOUR ADDRESS HAS CHANGED, PLEASE CORRECT THE ADDRESS IN THE SPACE PROVIDED BELOW AND RETURN THIS PORTION

WITH THE PROXY IN THE ENVELOPE PROVIDED.